Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

          Vasogen's Phase II Chronic Heart Failure Results Published in the Journal of the American College of Cardiology

Celacade(TM) Shown to Significantly Reduce the Risk of Death and Hospitalization
                in Patients with Advanced Chronic Heart Failure

Toronto, Ontario (September 15, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), announced today that comprehensive results from the Company's phase II trial of Celacade(TM) (immune modulation therapy) in advanced chronic heart failure patients were published in the September 15 issue of the Journal of the American College of Cardiology (JACC) (Vol 44, Issue 6, pp. 1181-1186). Heart failure affects approximately five million Americans.

The article entitled "Effects of a Novel Immune Modulation Therapy in Patients With Advanced Chronic Heart Failure: Results of a Randomized, Controlled, Phase II Trial" was authored by Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at the Methodist DeBakey Heart Center and Baylor College of Medicine; Dr. Francois Sestier, Faculty of Medicine at the University of Montreal; Dr. Branislav Radovancevic, Associate Director, Cardiovascular Surgery and Transplant Research, Texas Heart Institute; and Dr. James Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation.

The clinical trial evaluated 73 patients with advanced chronic heart failure. All patients enrolled in the study were on stable doses of pharmaceuticals that reflect the standard of care, including angiotensin converting enzyme (ACE) inhibitors, beta blockers, digoxin, and diuretics.

The key findings were a significant reduction in the risk of death (p=0.022; 1 vs. 7 deaths) and all-cause hospitalization (p=0.008; 12 vs. 21 hospitalizations) for patients receiving Celacade(TM) compared to those receiving placebo. Analysis of a clinical composite score also demonstrated that patients receiving Celacade(TM) did significantly better than those receiving placebo (p=0.006; linear trend). Patients were considered improved if, by the end of the study, they did not experience any major adverse clinical event during the course of the trial (defined as death or hospitalization for any cause) and their New York Heart Association (NYHA) classification improved by at least one functional class. Patients were considered worse if they experienced a major clinical event or reported worsening of their NYHA status. Significantly more patients receiving Celacade(TM) improved than in the group receiving placebo (31% vs. 11%, p=0.046); conversely, significantly more patients in the placebo group worsened compared to patients receiving Celacade(TM) (65% vs. 33%, p=0.010).

The published data also showed that patients receiving Celacade(TM) had significant improvements in key electrocardiogram (ECG) measures. Approximately 50% of patients diagnosed with chronic heart failure experience sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart), which has been linked to specific ECG abnormalities, including an increased QTc interval. The study showed a significant reduction in mean QTc interval of 18 milliseconds (msec) among assessable patients in the

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Celacade(TM) group (n=20), compared to an increase of 12 msec in the placebo group (n=15), resulting in a significant between-group difference at the end of the study (429+/-45 vs. 463+/-45 msec, p=0.035).

The study also assessed the impact of Celacade(TM) on other parameters relevant to chronic heart failure, including NYHA classification, exercise tolerance, left ventricular ejection fraction (LVEF), quality of life and serious adverse events. While no significant differences were observed in exercise tolerance or LVEF between the Celacade(TM) treated patients and placebo, data indicated trends to improvement in both NYHA status and quality of life for patients receiving Celacade(TM). Celacade(TM) was also shown to be well-tolerated with no therapy-related significant adverse side effects or therapy-related withdrawals from the study.

"The positive impact that Celacade(TM) immune modulation therapy had on the key clinical endpoints of hospitalization and mortality is a major finding for the treatment of heart failure," said Dr. Guillermo Torre-Amione. "The results published in JACC formed the basis for the design of the ongoing pivotal phase III ACCLAIM study of Celacade(TM) in chronic heart failure patients, in which the primary outcome measure is the composite endpoint of mortality and cardiovascular hospitalization."

Vasogen is currently conducting the 2,000-patient pivotal phase III ACCLAIM trial in chronic heart failure patients, which is designed to support regulatory approvals and the commercial introduction of Celacade(TM) in North America and Europe. ACCLAIM will further evaluate the impact of Celacade(TM) on reducing mortality and morbidity in this patient population. Dr. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation, is the Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.

About Heart Failure:
Heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired, most frequently as a result of coronary artery disease or hypertension. Chronic inflammation is recognized as contributing to the development and progression of chronic heart failure but currently approved treatments for heart failure do not address this important pathophysiological mechanism. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. It is estimated that there are more than 10 million people with chronic heart failure in North America and Europe. The average five-year survival rate for all patients with heart failure is approximately 50%. In the United States alone, there are approximately 300,000 deaths associated with chronic heart failure each year and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually.

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.